UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

 ISRAEL CHEMICALS LTD.

1.	Completion of Acquisition of Allana Potash (June 22, 2015)

Item 1

Completion of Acquisition of Allana Potash

Pursuant to the Company's financial statements for the first quarter of 2015 and to the reports issued on March 27, 2015 (reference number 2015-02-063691) and on June 15, 2015 (reference number 2015-02-048843), the Company wishes to announce that today it completed the acquisition of 100% of Allana Potash Corp., a Canadian mining company engaged in the development of potash assets in Ethiopia (“Allana”), whose shares are traded on the Toronto Stock Exchange (TSX: AAA). The acquisition was completed after the fulfilment of all conditions precedent.

The Company paid approximately C$137 million for 83.78% of Allana’s outstanding shares that it did not already own. The payment was made in cash (C$118,063,082) and in 2,225,337 ordinary Company shares that were allocated to Liberty Metals & Mining Holdings, LLC ("Liberty"), who owned 11.77% of the common shares of Allana. The Company shares allocated to Liberty represent about 0.17% of the Company’s outstanding shares and voting rights. The portion of the payment in cash will be financed by the Company's own equity. In 2014 the Company acquired 16.22% of Allana for an aggregate of C$25 million.

Allana holds a concession, as well as knowhow accumulated in recent years, to mine potash at the Danakhil mine in Ethiopia’s Afar National Regional State, which is estimated to yield up to one million tonnes of muriate of potash (“MOP”) per year for 25 years, based on the feasibility study conducted by Allana and completed in February 2013.

The Company’s purchase of Allana will enable it to fully control and accelerate the development of the Danakhil mining project, including assessing the technical and operational feasibility of the project, including logistics, infrastructure and production needs, the optimal process for mining the Danakhil deposit and maximizing the potential of the concession area and securing project financing. The Company is considering expanding the scope of the project’s production capacity and evaluating the possibility of producing sulphate of phosphate (“SOP”) as well as MOP. The Company’s Board of Directors has budgeted the feasibility stages of the project. As the project progresses, further significant investments may be required. The Ethiopian government’s provision of natural resources and infrastructure, including water, electricity and roads, is a prerequisite to the Company’s development of a large-scale mining project in the Afar region.

This report contains forward-looking assessments and judgments, including statements about the development and potential of the Company’s assets in Ethiopia, and there is no certainty as to whether, when and/or at what rate these projections will materialize. Actual results could differ materially from the Company's expectations due to a number of factors, including the results of the feasibility study of the Danakhil mining project, deviation from the project's CAPEX planning, failure to provide the necessary infrastructure and services, actual amounts of MOP and water reserves differing from expectations, market fluctuations, especially in the Company's manufacturing locations and target markets; changes in the demand and price environment for its products as well as the cost of shipping and energy, whether caused by actions of governments, manufacturers or consumers; changes in the capital markets, including fluctuations in currency exchange rates, credit availability, interest rates, etc. and other factors described under “Risk Factors” in the Company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: June 22, 2015